Via Facsimile and U.S. Mail
Mail Stop 6010

April 21, 2006

Mr. William Farber
Chairman of the Board and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

      Re: **Lannett Company, Inc.**
                Form 10-K for Fiscal Year Ended June 30, 2005
                Forms 10-Q for the Fiscal Quarters Ended
                September 30, 2005 and December 31, 2005
                File No. 1-31298

Dear Mr. Farber:

We have reviewed your April 3, 2006 response to our February 27, 2006 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Management's Discussion and Analysis

Critical Accounting Estimates, page 28

1.   We acknowledge your response to our previous comment one. As previously requested, please revise your fiscal 2006 Forms 10-Q to discuss why your recorded reserves have changed.

2.   Although your proposed revisions in response to our previous comment two indicate that your methodology for estimating reserves has been consistently

applied, it does not discuss the apparent over or under accruals resulting from the processing of actual subsequent credits. As previously requested, please revise your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to discuss your apparent over or under accruals of revenue reserves. For example, please disclose in your fiscal 2005 Form 10-K why your credits processed in fiscal 2005 related to fiscal 2004 and prior for rebates, returns and other are greater than your estimates at June 30, 2004 while your chargebacks for the same period still show a remaining reserve. Also, for example, in your September 30, 2005 Form 10-Q, please explain why you have apparent significant under accruals in rebates and other as of June 30, 2005 and why you apparently processed relatively few credits for chargebacks and returns during the quarter.

3.   Please tell us in detail your process for estimating chargebacks and rebates. We acknowledge your July 20, 2004 response to comment 16 from our July 2, 2004 comment letter. Please tell us how you are able to reasonably estimate chargebacks and rebates when you apparently do not evaluate market data regarding prescriptions and/or distribution channel information. This information would appear necessary to make reasonable estimates of chargebacks and rebates as required for revenue recognition.

Results of Operations – Fiscal 2005 Compared to Fiscal 2004, page 34

4.   Please revise your proposed disclosure in response to our previous comment three to also address the volume and price mix of changes in revenue recognized for fiscal 2004 versus fiscal 2003. In addition, please revise your fiscal 2006 Forms 10-Q as previously requested.

Contractual Obligations

5.   Please revise either your proposed disclosure in response to our previous comment four or your liquidity discussion to discuss the impact of the Jerome Stevens Pharmaceuticals, Inc. commitment on your overall liquidity. Additionally, please specifically state that lease commitments were excluded as they were deemed to be immaterial.

Financial Statements

Consolidated Statements of Operations, Page 66

6.   We acknowledge your response to our previous comment five. Please revise your MD&A gross margin disclosures in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to clearly indicate that your gross margin excludes the amortization of your product rights assets.

Note 20: Quarterly Financial Information (Unaudited), page 91

7.   We acknowledge your response to our previous comment 7a. Please address the following additional comments related to Levothyroxine Sodium tablets:

   a.   Please justify to us the period in which you recorded the "expected return." Specifically tell us when the request for reimbursement was made and authorized. Additionally, please tell us why you were not able to estimate this significant return upon sale of product.

   b.   You also indicate in your response that the wholesaler had this product for about one year. In your response, please tell us how much inventory was purchased by this wholesaler during this period and whether or not revenue was recognized at the point of sale for any subsequent shipments. Additionally, please indicate the purchase activity for all distribution centers for this wholesaler and separately indicate the purchase activity of the distribution center(s) that returned the product.

   c.   It appears from your response that the $1.8 million product return triggered your write-down of $4.0 million for slow moving and short dated inventory. Please explain to us in detail why you were not able to identify this product as slow-moving prior to the fourth quarter of fiscal 2005. Please provide to us your analysis as to the recoverability of this product as of the end of each quarter beginning with the first quarter of 2004. In your response, please include the total amount of product you shipped to wholesalers in each quarter, the quantity of inventory on hand at the end of each of those quarters, and the average remaining shelf life.

   d.   We acknowledge your July 20, 2004 response to comment 16 from our July 2, 2004 comment letter. In light of the material $1.8 million return in the fourth quarter of fiscal 2005, please explain to us in detail how you are able to make reasonable estimates of product returns without apparently analyzing any market data regarding prescriptions and/or distribution channel information. Please see paragraphs 6f and 8 of SFAS 48.

8.   Your response to our previous comment 7b appears to rely on Question 1 of our November 23, 2004 FAQ on Form 8-K. The ability to include required Form 8-K disclosures in subsequent Forms 10-K or 10-Q in lieu of Form 8-K does not permit the exclusion of required information. It is clear that Item 2.02(a) of Form 8-K requires the disclosure of the date of an earnings press release and that the text of the release be filed as an exhibit. However, as your earning press releases have presumably been widely disseminated, we will accept your representation to furnish all future earnings press releases on Form 8-K.

Exhibits 31.1 and 31.2

9.   We acknowledge your proposed changes to management's assessment of internal controls in response to our previous comment eight. We will evaluate your proposed disclosure upon resolution of the accounting issues addressed elsewhere in this letter and will issue comments if necessary at that time.

Form 10-Q for the quarter ended December 31, 2005

Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Reserves, page 9

10.   We acknowledge your response to our previous comment 9. As previously requested, please explain to us why you decided to remove the break-down of credits issued between those related to the previous fiscal year and those related to the current fiscal year as provided in your previous filings. Please provide to us the roll-forward of your revenue reserve deductions from September 30, 2005 through December 31, 2005 in the same level of detail as provided in your fiscal 2005 Form 10-K and your September 30, 2005 Form 10-Q. In addition, please revise your filing, here and in MD&A, to reinstate that break-down. To the extent that the roll-forward for the six months ended December 31, 2005 indicates or you believe there to be any significant over or under accruals from the June 30, 2005 accruals, please explain the causes.

Management's Discussion and Analysis

Results of Operations, page 28

11.   We do not believe that your response to our previous comment 11 adequately addresses our comment. Given the potential significant time lag in the processing of chargebacks and rebates, the exclusion of the chargeback and rebates reserve in computing days sales outstanding does not appear to be a reasonable measure of your collection activities. A days sales outstanding of zero at June 30, 2005 does not appear to be reasonable given that you have receivables outstanding at that date on your balance sheet. Please provide to us your computations for days sales outstanding on a gross receivables and gross revenue basis as of June 30, 2005 and December 31, 2005 and explain to us why there were significant fluctuations in the days sales outstanding between the two dates.

        As appropriate, please amend your Form 10-K for the year ended June 30, 2005 and your Forms 10-Q for the quarters ended September 30, 2005 and December 31, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant